SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

PACER INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

69373H

(CUSIP Number)

Michael D. Weiner Apollo Management IV, L.P. 10250 Constellation Avenue, Suite 2900 Los Angeles, CA 90067 (310) 843-1900	Dominick P. DeChiara, Esq. O’Melveny & Myers LLP 30 Rockefeller Plaza New York, New York 10112 (212) 408-2400

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 7, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 69373H

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person APOLLO MANAGEMENT IV, L.P.

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 Shares 8 Shared Voting Power 8,702,893 Shares 9 Sole Dispositive Power 0 Shares 10 Shared Dispositive Power 8,702,893 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,702,893 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 23.4%

14	Type of Reporting Person PN

CUSIP No. 69373H

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person APOLLO ADVISORS IV, L.P.

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 Shares 8 Shared Voting Power 8,702,893 Shares 9 Sole Dispositive Power 0 Shares 10 Shared Dispositive Power 8,702,893 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,702,893 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 23.4%

14	Type of Reporting Person PN

CUSIP No. 69373H

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person APOLLO INVESTMENT FUND IV, L.P.

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 6,477,539 Shares 8 Shared Voting Power 9 Sole Dispositive Power 6,477,539 Shares 10 Shared Dispositive Power

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,477,539 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 17.4%

14	Type of Reporting Person PN

CUSIP No. 69373H

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person COYOTE ACQUISITION LLC

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,782,400 Shares 8 Shared Voting Power 0 Shares 9 Sole Dispositive Power 1,782,400 Shares 10 Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,782,400 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 4.8%

14	Type of Reporting Person OO

CUSIP No. 69373H

1	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person COYOTE ACQUISITION II LLC

2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 442,954 Shares 8 Shared Voting Power 0 Shares 9 Sole Dispositive Power 442,954 Shares 10 Shared Dispositive Power 0 Shares

11	Aggregate Amount Beneficially Owned by Each Reporting Person 442,954 Shares

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 1.2%

14	Type of Reporting Person OO

CUSIP Number 69373H

The Statement on Schedule 13D filed by Apollo Management IV, L.P. a Delaware limited partnership (“Management”), Apollo Advisors IV, L.P., a Delaware limited partnership (“Advisors”), Apollo Investment Fund IV, L.P., a Delaware limited partnership (“AIF”), Coyote Acquisition LLC, a Delaware limited liability company (“Coyote I”), and Coyote Acquisition II LLC, a Delaware limited liability company (“Coyote II” and, collectively with Management, Advisors, AIF, Coyote I and Coyote II, the “Reporting Persons”) on February 14, 2003, as amended by Schedule 13D (Amendment No. 1) filed with the Commission on July 2, 2003, by Schedule 13D (Amendment No. 2) filed with Commission on July 25, 2003 and by Schedule 13D (Amendment No. 3) filed with Commission on August 6, 2003 by the Reporting Persons, is hereby amended with respect to the items set forth below. Capitalized terms used without definition in this Schedule 13D (Amendment No. 4) have the meanings set forth in the Reporting Persons’ Schedule 13D filed February 14, 2003.

ITEM 4. PURPOSE OF TRANSACTION.

The information appearing in this Item, as previously amended, is hereby further amended by the addition of the following information:

On January 7, 2004, the Issuer filed a Registration Statement on Form S-3 (SEC File No.: 333-111754) (“the Shelf Registration Statement”) for the public offer and sale (i) by the Issuer from time to time of the Issuer’s common stock, preferred stock, and warrants to purchase such common stock and preferred stock for a maximum aggregate offering price not to exceed $150 million, and (ii) by the Reporting Persons from time to time of up to 8,702,893 shares of common stock, constituting all of the Issuer’s common stock beneficially owned by the Reporting Persons. The Reporting Persons requested that their common stock be included in the Shelf Registration Statement pursuant to the Registration Rights Agreement between the Issuer and the Coyote Entities. For a description of such Registration Rights Agreement, see Item 6 of the Reporting Persons’ Schedule 13D filed February 14, 2003.

Upon effectiveness of the Shelf Registration Statement, the Reporting Persons may sell their common stock from time to time in transactions (which may involve crosses or block transactions) (a) on any national or international securities exchange or quotation service on which the securities may be listed or quoted at the time of sale, (b) in the over-the-counter market, (c) in transactions otherwise than on such exchanges or in the over-the-counter market or (d) through the writing of options. In addition, the Reporting Persons may sell shares from time to time privately or publicly that qualify for sale pursuant to Rule 144 under the Securities Act of 1933, as amended, pursuant to that rule. The Reporting Persons may offer and sell the common stock at a fixed price or prices that may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. If the Reporting Persons use underwriters to sell their common stock, the identity of such underwriters, the underwriting compensation to be received by the underwriters and any discounts, concessions or commissions allowed by the underwriters will be disclosed in a supplement to the prospectus included in the Shelf Registration Statement.

CUSIP Number 69373H

Subject to the foregoing, the Reporting Persons continue to retain the right to change their investment intent, to propose one or more possible transactions to the Issuer’s Board of Directors, to acquire additional shares of common stock or other securities of the Issuer from time to time, or to sell or otherwise dispose of all or part of the common stock beneficially owned by them (or any shares of common stock into which such securities are converted) in any manner permitted by law. The Reporting Persons may engage from time to time in ordinary course transactions with financial institutions with respect to the securities described herein.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

The information appearing in this Item is hereby amended and restated to read in its entirety as follows:

The shares of common stock shown as beneficially owned by Management include the shares of common stock shown as beneficially owned by Coyote I, Coyote II and AIF. Each of Advisors and ACM IV may also be deemed to beneficially own the shares of common stock owned by Coyote I, Coyote II and AIF.

(a)	Management and Advisors beneficially own 8,702,893 shares of common stock of the Issuer, which represents approximately 23.4% of the class. This includes 6,477,539 shares of common stock of the Issuer representing approximately 17.4% of the class beneficially owned by AIF; 1,782,400 shares of common stock of the Issuer representing approximately 4.8% of the class beneficially owned by Coyote I; and 442,954 shares of common stock of the Issuer representing approximately 1.2% of the class beneficially owned by Coyote II. The percentage of the class beneficially owned by each Reporting Person is based on 37,167,518 shares of the Issuer’s common stock outstanding on December 26, 2003, as set forth in the Shelf Registration Statement. The decrease in the percentage of the Issuer’s common stock beneficially owned by Management, Advisors and AIF is the result of the issuance of additional shares of common stock by the Issuer subsequent to the filing of the Reporting Persons’ Schedule 13D (Amendment No. 3).

(b)	AIF, Coyote I and Coyote II have the sole power to vote or to direct the vote of or the sole power to dispose or to direct the disposition of 6,477,539, 1,782,400 and 442,954 shares of common stock of the Issuer, respectively. Management and Advisors each has shared power to vote or to direct the vote of or dispose or to direct the disposition of 8,702,893 shares of common stock of the Issuer.

Beneficial ownership of all such securities was acquired as described in Item 3 and Item 4. Information concerning the identity and background of such persons who share in the power to vote or to direct the vote of or to dispose or direct the disposition of such common stock is as set forth in Item 2 and Appendix A to Item 2 and is incorporated herein by reference. The responses set forth in Item 4 are incorporated herein.

(c), (d) and (e)                     None or not applicable.

CUSIP Number 69373H

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information appearing in this Item, as previously amended, is hereby further amended by deleting the last two paragraphs and replacing them with the following:

The Reporting Persons have been informed that MidOcean Capital Investors, LLC (“MidOcean,” formerly known as DB Capital Partners, L.P.) has sold all of its shares of the Issuer’s Common Stock that were subject to the Investors’ Shareholders’ Agreement. The Reporting Persons did not participate in such sales or receive any proceeds from such sales, and disclaim any interest in the common stock formerly owned by MidOcean. As a result of MidOcean’s sales and sales by PIEI in the Secondary Public Offering described in the Reporting Persons’ Schedule 13D (Amendments Nos. 2 and 3), the number of shares subject to the voting proxy granted to an executive officer of certain of the Reporting Persons pursuant to the Investors Shareholders’ Agreement has been reduced to a total of 8,458 shares (less than 0.1% of the shares of common stock outstanding), all of which are owned by PIEI.

The responses to Item 2, Item 3 and Item 4 are incorporated herein by reference.

.

CUSIP Number 69373H

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 8, 2004	APOLLO MANAGEMENT IV, L.P.

	By:	AIF IV Management, Inc. its general partner

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Vice President

Date: January 8, 2004	APOLLO ADVISORS IV, L.P.

	By:	Apollo Capital Management IV, Inc. its general partner

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner Title: Vice President

Date: January 8, 2004	APOLLO INVESTMENT FUND IV, L.P.

	By:	Apollo Advisors IV, L.P. its general partner

	By:	Apollo Capital Management IV, Inc. its general partner

Date: January 8, 2004	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner Title: Vice President

CUSIP Number 69373H

Date: January 8, 2004	COYOTE ACQUISITION LLC

	By:	By: Apollo Management IV, L.P. as manager

	By:	AIF IV Management, Inc. its general partner

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Vice President

Date: January 8, 2004	COYOTE ACQUISITION II LLC

	By:	Apollo Management IV, L.P. as manager

	By:	AIF IV Management, Inc. its general partner

	By:	/s/ Michael D. Weiner
Name: Michael D. Weiner
Title: Vice President